EXHIBIT 1.A.(13)(e)

                                    RIDER FOR
                         INTERIM TERM INSURANCE BENEFIT

     Read the list of Supplementary Benefits on the Contract Data page(s).
       This Benefit is a part of this contract only if it is listed there.


Benefit.--We will pay the beneficiary an amount under this Benefit if we receive due proof that the Insured died on or after the date of the Benefit but before the contract date. But our payment is subject to the provisions of the Benefit and of the rest of this contract. The amount of the Benefit is equal to the amount of insurance provided by the contract on the contract date. We show the contract date and the date of the Benefit on the Contract Data page(s).


Changes in Contract Provisions.--This contract has a Suicide Exclusion and an Incontestability provision. In each of them, we refer to a period of time that extends from the issue date. But for each of them we will count the time from the date of this Benefit, not from the issue date.

This contract might have a benefit for waiving premiums in the event of disability; it might have one that provides accidental death coverage. If so, we might refer in either or both of those benefits to the contract date. But we will use the date of this Benefit, not the contract date.

This contract might be a term life contract that provides for monthly payments if the Insured dies in the term period. Or the contract might be one that has a family income benefit. In either case, if we settle a claim under this Interim Term Insurance Benefit, we will do so as if the term period had begun on the date the Insured died, not on the contract date. But we will make no more payments than we would have made if the Insured had died on the contract date.

The first contract premium is due on the contract date. We will grant 31 days of grace for paying it. This will be so even though we state otherwise under Grace Period.

Except for the changes we describe above, all the provisions of this contract will be in effect on and after the contract date if the Insured is then living, as if the contract did not have this Benefit. The Benefit will not make any contract value or any endowment that may be provided by the contract, available any sooner.

Benefit Premium.--We show the premium for this Benefit on the Contract Data page(s). This premium is to be paid on or before the date of the Benefit. It is not the premium for the contract. Neither the Benefit nor the premium for it provides any insurance or changes the number or amount of premiums payable, on or after the contract date.

Premium Adjustment.--The Insured might die before the contract date. If so, we will return that part of the premium for this Benefit that is more than was needed to pay for the Benefit through the date of death. We will add the amount we return to the amount we would otherwise pay under the Benefit.

THIS SUPPLEMENTARY BENEFIT RIDER ATTACHED TO THIS CONTRACT ON THE CONTRACT DATE

                                  Pruco Life Insurance Company,

                                  By /s/ ISABELLE L. KIRCHNER
                                         Secretary

VL 160                                                        Printed in U.S.A.

                                     II-175